Unum Health USA, Inc.
Statement of Changes in Shareholders' Equity
From April 16, 2021 (Inception) to May 31, 2021
(Unaudited)

	Common Stock		Paid-in-Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount			
Balance, April 16, 2021 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of founder shares	10,000,000	100	-		100
Net income				-	-
Balance, May 31, 2021	10,000,000	$ 100	$ -	$ -	$ 100